UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

In connection with the issuance by Banco Santander, S.A. of $1,000,000,000 aggregate principal amount of 3.500% Second Ranking Senior Debt Securities due 2022, $1,000,000,000 aggregate principal amount of 4.250% Second Ranking Senior Debt Securities due 2027 and $500,000,000 aggregate principal amount of Second Ranking Senior Floating Rate Notes due 2022, Banco Santander, S.A. is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File Nos. 333-217116):

Exhibit List

Exhibit No.	Description

1.1	Underwriting Agreement dated April 4, 2017

4.1	Second Ranking Senior Debt Securities Indenture between Banco Santander, .S.A. as Guarantor and The Bank of New York Mellon acting through its London Branch, dated as of April 11, 2017

4.2	First Supplemental Indenture to the Second Ranking Senior Debt Securities Indenture between Banco Santander, S.A., as Issuer, and The Bank of New York Mellon acting through its London Branch, dated as of April 11, 2017

4.3	Form of Global Note for the 3.500% Second Ranking Senior Notes due 2022 (included in Exhibit A of the First Supplemental Indenture (Exhibit 4.2 to this filing))

4.4	Form of Global Note for the 4.250% Second Ranking Senior Notes due 2027 (included in Exhibit B of the First Supplemental Indenture (Exhibit 4.2 to this filing))

4.5	Form of Global Note for the Second Ranking Senior Floating Rate Notes due 2022 (included in Exhibit C of the First Supplemental Indenture (Exhibit 4.2 to this filing))

5.1	Opinion of Uría Menéndez

5.2	Opinion of Davis Polk & Wardwell LLP

23.1	Consent of Uría Menéndez (included in Exhibit 5.1 to this filing)

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2 to this filing)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER, S.A. (Registrant)

Date: April 11, 2017	By:	/s/ José Antonio Soler Ramos
Name: José Antonio Soler Ramos
Title: Authorized Representative